Filed by Windstream Parent, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Uniti Group, Inc.

Commission File No.: 001-36708

Date: September 26, 2024

WINDSTREAM ANNOUNCES PRICING OF REFINANCING TRANSACTIONS

Release date: Sept. 26, 2024

LITTLE ROCK, Ark. – Windstream Services, LLC (“Services”) and Windstream Escrow Finance Corp. (“Escrow” and, together with Services, the “Co-Issuers”), each a subsidiary of Windstream Holdings II, LLC (“Windstream”), today announced the pricing of their previously announced offering (the “Offering”) of $800 million aggregate principal amount of 8.250% senior first lien notes due 2031 (the “Notes”) in a private offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Notes will be guaranteed on a senior secured basis by certain of the Co-Issuers’ direct or indirect wholly-owned domestic subsidiaries. The Notes will mature on October 1, 2031, unless earlier repurchased or redeemed in accordance with their terms prior to that date. The Offering is expected to close on October 4, 2024, subject to certain closing conditions.

Concurrent with the Offering, the Co-Issuers agreed upon amendments to, and incurred $500 million incremental term loan borrowings under, the Credit Agreement by and among Services, Windstream, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders from time to time party thereto, entered into on September 21, 2020 (as amended, the “First Lien Incremental Term Facility”). Loans under the First Lien Incremental Term Facility will bear interest based on a floating rate (which, at Windstream’s election, may be the Base Rate plus 3.75% or the Adjusted Term SOFR Rate plus 4.75% (each as defined in Windstream’s existing credit agreement (the “Windstream Credit Agreement”), provided that the Adjusted Term SOFR Rate “floor” shall be 0%)) and will mature on October 1, 2031. The incremental term loan borrowings and amendments to the Windstream Credit Agreement are expected to close on October 4, 2024, subject to certain closing conditions.

The Co-Issuers intend to use the net proceeds from the Offering and the First Lien Incremental Term Facility to (i) repay, refinance and reduce certain loans outstanding under the Windstream Credit Agreement and (ii) pay any related premiums, fees and expenses, including accrued and unpaid interest, if any. Any remaining proceeds will be used for general corporate purposes, which may include investments in Windstream’s network and other capital expenditures, such as expansion and acceleration of its Kinetic fiber-to-the-home buildout.

The Notes and the guarantees were offered and sold only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A and in offshore transactions to non-U.S. persons pursuant to Regulation S, each under the Securities Act.

The Notes and the guarantees have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, the Notes issued pursuant to the Offering.

About Windstream

Windstream’s quality-first approach connects customers to new opportunities and possibilities by leveraging its nationwide network to deliver a full suite of advanced communications services. Windstream provides fiber-based broadband to residential and small business customers in 18 states, managed cloud communications, networking and security services for mid-to-large enterprises and government entities across the U.S., and customized wavelength and dark fiber solutions for carriers, content providers and hyperscalers in the U.S. and Canada. Windstream, a privately held company headquartered in Little Rock, Ark., operates three brands including Kinetic, Windstream Enterprise and Windstream Wholesale.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by terms such as “may,” “will,” “appears,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern expectations, strategy, plans, or intentions. However, the absence of these words or similar terms does not mean that a statement is not forward-looking. All forward-looking statements are based on information and estimates available to Windstream and Uniti at the time of this communication and are not guarantees of future performance.

Examples of forward-looking statements in this communication (made at the date of this communication unless otherwise indicated) include, among others, statements regarding Windstream’s financing plans, including statements related to the Merger (as defined below) and related post-closing reorganizations, the Offering and the First Lien Term Facility and the intended use of net proceeds of the Offering and the First Lien Term Facility. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results and financial condition to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

In addition, other factors related to the Merger that contribute to the uncertain nature of the forward-looking statements and that could cause actual results to differ materially from those expressed or implied include, but are not limited to: the satisfaction of the conditions precedent to the consummation of the Merger, including, without limitation, the receipt of shareholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the Merger, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the Merger within the expected time period (if at all); potential difficulties in Windstream’s and Uniti’s ability to retain employees as a result of the announcement and pendency of the Merger; risks relating to the value of securities to be issued in the Merger; disruptions of Windstream’s and Uniti’s current plans, operations and relationships with customers caused by the announcement and pendency of the Merger; legal proceedings that may be instituted against Windstream or Uniti following announcement of the Merger; funding requirements; regulatory restrictions (including changes in regulatory restrictions or regulatory policy) and risks associated with general economic conditions.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements are detailed in the filings with the SEC, including Uniti’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC, and the Consent Solicitation Statement relating to the now effective amendments to the indenture governing the Issuers’ 7.750% senior first lien notes due 2028.

There can be no assurance that the proposed Offering will be completed, or that the Merger will be consummated. Investors are strongly cautioned not to place undue reliance on forward-looking statements.

Except as required by applicable law, Windstream does not assume any obligation to, and expressly disclaims any duty to, provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise. Nothing in this communication will, under any circumstances (including by reason of this communication remaining available and not being superseded or replaced by any other presentation or publication with respect to Windstream or Uniti, or the subject matter of this communication), create an implication that there has been no change in the affairs of Windstream or Uniti since the date of this communication.

No Offer or Solicitation

This communication and the information contained in it are provided for information purposes only and are not intended to be and shall not constitute a solicitation of any vote or approval, or an offer to sell or solicitation of an offer to buy, or an invitation or recommendation to subscribe for, acquire or buy securities of Uniti Group Inc. (“Uniti”), Windstream Holdings II, LLC (“Windstream”) or the proposed combined company (“New Uniti”) or any other financial products or securities, in any place or jurisdiction, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Additional Information and Where to Find It

In connection with the contemplated merger (the “Merger”), New Uniti has filed a registration statement on Form S-4 with the SEC that contains a proxy statement/prospectus and other documents, which has not yet become effective. Once effective, Uniti will mail the proxy statement/prospectus contained in the Form S-4 to its stockholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the Merger.

THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER CONTAINS IMPORTANT INFORMATION ABOUT UNITI, WINDSTREAM, NEW UNITI, THE MERGER AND RELATED MATTERS. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE MERGER. The proxy statement/prospectus, any amendments or supplements thereto and all other documents filed with the SEC in connection with the Merger will be available free of charge on the SEC’s website (at www.sec.gov). Copies of documents filed with the SEC by Uniti will be made available free of charge on the Uniti’s investor relations website. None of the Form S-4, the proxy statement/prospectus or other documents referred to above are incorporated by reference herein.

Participants in the Solicitation

Uniti, Windstream and their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Uniti’s stockholders in connection with the Merger. Information about Uniti’s directors and executive officers is set forth in the sections titled “Proposal No. 1 Election of Directors” and “Security Ownership of Certain Beneficial Owners and Management” included in Uniti’s proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 11, 2024, the section titled “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 29, 2024, and subsequent statements of beneficial ownership on file with the SEC and other filings made from time to time with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Uniti stockholders in connection with the Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed by New Uniti with the SEC. These documents can be obtained free of charge on the SEC’s website. Such documents are not incorporated by reference herein.

* * *

For further information, please contact:

Investor Relations

Genesis White

genesis.white@windstream.com

469-715-6069

Media Relations

Scott Morris

scott.l.morris@windstream.com

501-748-5342

Category: Corporate

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